Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 17, 2008

STATOILHYDRO ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on January 16, 2008, entitled "Svein Rennemo proposed as new chair of StatoilHydro".

Svein Rennemo proposed as new chair of StatoilHydro

The nomination committee of StatoilHydro has nominated Svein Rennemo as the new chair of the board of directors. Marit Arnstad will remain deputy chair. Ms Arnstad has been acting chair since Eivind Reiten resigned on 4 October last year. The election of a new chair will take place at an extraordinary meeting of StatoilHydro’s corporate assembly on 30 January.

Svein Rennemo (60) has since 2002 been chief executive of Petroleum Geo-Services ASA (PGS). PGS is a global oilfield service company involved in providing geophysical services. Mr Rennemo will according to agreement leave his position with PGS on 1 April. To avoid any conflict of interest he will not join the board of directors of StatoilHydro before that date.

“Svein Rennemo has long and broad experience as an international industry leader and enjoys great respect,” says Olaug Svarva, chair of the nomination committee. “His background from leading positions and directorships in several companies in and outside Norway has given Mr Rennemo deep insight into the energy markets, the global oil and gas business and international financial and business life. The nomination committee believes that with his broad knowledge and experience, Mr Rennemo will be able to make an excellent contribution to the further development of StatoilHydro,” Ms Svarva says.

“The nomination committee has, in line with its rules of procedure, had a constructive dialogue with major shareholders in connection with its work. We believe Mr Rennemo is a candidate who meets the owners’ expectations. He has extensive knowledge, broad operational experience and high integrity. These are important qualities for a chair of the board of a company of StatoilHydro’s size and importance,” says Ms Svarva.

Mr Rennemo graduated in economics from the University of Oslo in 1971. Between 1972 and 1982 he acted as an advisor and analyst in monetary policy and economics at the Central Bank of Norway, the OECD secretariat in Paris and the Norwegian Ministry of Finance.

He was an employee of Statoil from 1982 to 1994 where his positions included senior vice president for financial affairs and various positions in the group’s downstream business, last as head of the petrochemicals business area.

From 1994-2001 Mr Rennemo worked for Borealis, initially as deputy chief executive and CFO and from 1997 as chief executive. Borealis is one of the world’s leading producers of plastic raw materials with its head office in Copenhagen.

Mr Rennemo is today chair of Statnett SF and Intopto AS. He has held directorships in Simrad, Kvaerner and Petoro in Norway, Dynea in Finland and Nutreco and Marine Harvest (as chair) in the Netherlands. He is at present a director of Norsk Hydro ASA but will withdraw from this post.

Mr Rennemo was born in Drammen, eastern Norway, in 1947 and has two grown-up children. He lives in Oslo.

The nomination committee’s proposal will be handled at an extraordinary meeting in StatoilHydro’s corporate assembly on 30 January. The election will be for the period up to StatoilHydro’s ordinary general meeting of shareholders in 2010.

After the election the board of StatoilHydro will comprise of Svein Rennemo (chair), Marit Arnstad (deputy chair), Elisabeth Grieg, Grace Reksten Skaugen, Kjell Bjørndalen, Roy Franklin and Kurt Anker Nielsen as shareholder-elected directors and Lill-Heidi Bakkerud, Claus Clausen and Morten Svaan as employee-elected directors. Ragnar Fritsvold and Geir Nilsen will attend board meetings as representatives of the employees.

Contact persons:

Olaug Svarva, chair of the nomination committee and corporate assembly of StatoilHydro. Telephone: +47 23 11 72 00

Reidar Gjærum, senior vice president for corporate communication at StatoilHydro:
Telephone: +47 908 55 101.

STATOILHYDRO ASA (Registrant)
Dated: January 17, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer